Magnum Hunter Resources Corporation 777 Post Oak Blvd, Suite 910 Houston, TX 77056 Phone: 832-369-6986 Fax: 832-369-6992 www.magnumhunterresources.com

October 14, 2009

Ms. Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC  20549

Re:	Magnum Hunter Resources Corporation
Amendment No. 2 Corporate Registration Statement on Form S-3
Filed October 14, 2009
Request for Acceleration of Effectiveness for October 15, 2009 at 4pm EST File No. 333-161937

Dear Ms. Parker:

In response to a recent communication between the Company and Mr. Brown relaying that the SEC has no further comments regarding the Corporate Registration Statement filed on October 14, 2009, the Company hereby requests acceleration of the effective date of the pending Registration Statement on Amendment 2 to Form S-3.  The Company wishes to have the Form S-3/A become effective on October 15, 2009 at or before 4:00 pm EST.

On behalf of the Company, please be advised that the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Ms. Anne Nguyen Parker
October 5, 2009

•	the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your review of this letter.  Please contact David Lipp at Magnum Hunter Resources Corporation ((832) 369-6986 Ext. 228) or the undersigned at (832) 369-6986 Ext. 231 with any further questions or requests.

Very truly yours,

Magnum Hunter Resources Corporation

Ronald D. Ormand
Chief Financial Officer